D: +852 2532 3783

szhao@cgsh.com

May 9, 2025

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

20549 USA

Re:	PressLogic Inc.
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam:

On behalf of our client, PressLogic Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s Class A ordinary shares via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement and the non-public draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

Should you have any questions about the Draft Registration Statement, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang Zhao
Shuang ZHAO, a Partner

cc:	Cheung Ho Chak Ryan, chief executive officer of the Company, PressLogic Inc.
Anthony N. DeMint, Partner, DeMint Law, PLLC
Tommy Shek, Engagement Partner, TAAD LLP

Clearly Gottlieb Steen & Hamilton LLP or an Affiliated entity has an office in each of the locations listed above.